Exhibit 99.3

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 4 December 2014

Name of applicant:		RANDGOLD RESOURCES LIMITED
Name of scheme:		Randgold Resources Share Option Scheme Randgold Resources Limited Restricted Share Scheme Randgold Resources Limited Co-Investment Plan
Period of return:	From:	31 May 2014	To:	1 December 2014
Balance of unallotted securities under scheme(s) from previous return:		1 431 110 Ordinary Shares of $0.05 each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):

3 000 Ordinary Shares of $0.05 each under the Randgold Resources Limited Share Option Scheme.

35 782 Ordinary Shares of $0.05 each under the Randgold Resources Limited Restricted Share Scheme.

3 000 Ordinary Shares of $0.05 each under the Randgold Resources Limited Co-Investment Plan.

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1 389 328 Ordinary Shares of $0.05 each

Name of contact:		Martin Welsh
Telephone number of contact:		+44 (0) 1534 735 333